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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                        PIONEER NATURAL RESOURCES COMPANY
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    723787107
                                 (CUSIP Number)

                              Richard L. Covington
                           777 Main Street, Suite 2250
                             Fort Worth, Texas 76102
                                 (817) 820-6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 23, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 723787107               SCHEDULE 13D
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(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
      entities only)

            DNR-MESA HOLDINGS, L.P.
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(2)   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                      (a)  [ ]
                                                                      (b)  [ ]
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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)

                                                                 OO (SEE ITEM 3)
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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]


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(6) Citizenship or Place of Organization    DNR-MESA HOLDINGS, L.P. IS A LIMITED
                                            PARTNERSHIP FORMED UNDER THE LAWS OF
                                            THE STATE OF TEXAS.

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      Number of          (7)   Sole Voting Power                        127,262
      Shares Bene-             -------------------------------------------------
      ficially
      Owned by           (8)   Shared Voting Power                            0
      Each                     -------------------------------------------------
      Reporting
      Person With        (9)   Sole Dispositive Power                   127,262
                               -------------------------------------------------

                         (10)  Shared Dispositive Power                       0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person      127,262

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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                    [ ]

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(13)  Percent of Class Represented by Amount in Row (11)                  0.1%1

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(14)  Type of Reporting Person (See Instructions)                            PN

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     1 Based on the 100,722,000 shares of Common Stock outstanding as of
       March 20, 1998.




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      The Schedule 13D filed by the Reporting Person with the Securities and
Exchange Commission on August 18, 1997, as amended on September 15, 1997, is hereby amended as follows:

ITEM 1. SECURITY AND ISSUER.

      No modification.

ITEM 2. IDENTITY AND BACKGROUND.

      No modification.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      No modification.

ITEM 4. PURPOSE OF TRANSACTION.

      By virtue of a liquidating distribution, the Partnership has distributed to its partners all but 127,262 of the 11,370,165 shares of Common Stock previously owned and reported by the Partnership. The 127,262 shares have been reserved in order to make payment of certain liabilities and obligations owed by the Partnership. Therefore, due to this distribution, the Partnership has beneficial ownership of less than five percent of the Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) The Partnership. The Partnership is the beneficial owner of 127,262 shares of Common Stock. Based on the 100,722,000 shares of Common Stock outstanding, the Partnership is the beneficial owner of approximately 0.1% of the outstanding shares of Common Stock.

      Rainwater, Inc. Following completion of the liquidating distribution, Rainwater, Inc. will assign its interest as general partner to another entity, which will be responsible for administering the application of the 127,262 shares remaining in the Partnership to pay the remaining liabilities and obligations of the Partnership. Therefore, Rainwater, Inc. no longer has any beneficial ownership of any shares of Common Stock held by the Partnership. Rainwater, Inc. is the beneficial owner of the 109,324 shares of Common Stock directly received as a liquidating distribution from the Partnership, constituting 0.1% of the outstanding shares of Common Stock.

      Richard E. Rainwater. Richard E. Rainwater, as sole shareholder of Rainwater, Inc., is the beneficial owner of all 109,324 shares of Common Stock beneficially owned by Rainwater, Inc., plus the 5,324,605 shares directly received by Mr. Rainwater as a liquidating distribution from the Partnership. In addition, Mr. Rainwater may be deemed to be the beneficial owner of the 82,202 shares (of which Mr. Rainwater disclaims beneficial ownership) received by his spouse as a liquidating distribution from the Partnership. This total of 5,516,131 shares constitutes approximately 5.5% of the outstanding shares of Common Stock.





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      (b) The Partnership. The Partnership has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 127,262 shares of Common Stock.

      Rainwater, Inc. Rainwater, Inc. has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 109,324 shares of Common Stock.

      Richard E. Rainwater. As the sole shareholder of Rainwater, Inc., Richard
E. Rainwater has the sole power (and no shared power) to vote or direct the vote or dispose or direct the disposition of 5,433,929 shares of Common Stock, consisting of the 109,324 shares beneficially owned by Rainwater, Inc., plus the 5,324,605 shares directly owned by Mr. Rainwater. In addition, Mr. Rainwater may also be deemed to share with his spouse the power to vote or direct the vote or dispose or direct the disposition of the 82,202 shares of Common Stock (of which Mr. Rainwater disclaims beneficial ownership) that are owned by his spouse.

      (e) The Partnership and Rainwater, Inc. each ceased to be the owner of more than five percent (5%) of the shares of Common Stock effective as of March 23, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      No modification.


                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 25, 1998           DNR-MESA HOLDINGS, L.P.

                                By:   Rainwater, Inc., its Sole General Partner



                                By: /s/ Kenneth A. Hersh
                                    -------------------------------------------
                                    Kenneth A. Hersh
                                    Vice President